Exhibit 1.01
Conflict Minerals Report

PVH Corp. (together with its subsidiaries, “PVH,” the “Company,” “we,” “us” or “our”) has included this Conflict Minerals Report (the “Report”) as an exhibit to its Form SD for 2019, as permitted under Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (together, the “Rule”). Both the Form SD and the Report are being filed electronically with the Securities and Exchange Commission (the “SEC”) on May 28, 2020.

As used herein and consistent with the Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite, and three specified derivatives: tantalum, tin, and tungsten. 3TG that are necessary to the functionality or production of our products are referred to herein as “Necessary 3TG.” Our products that contain Necessary 3TG are referred to herein as “In-scope Products.” The terms “adjoining country” and “armed group,” as used in this Report, have the meanings contained in the Rule.

Executive Summary

3TG were not necessary to the functionality or production of the vast majority of our products. Therefore, those products are not subject to disclosure under the Rule. For the small number of our products that contained 3TG, 3TG usually constituted a small portion of the content.

We typically are many levels removed from the market participants that source 3TG used in the components of our products and our supply chain is constantly evolving and geographically diverse. As a result, we were unable to determine the origin of all of the Necessary 3TG contained in our In-scope Products. However, we have no knowledge that even the small amounts of Necessary 3TG in our products originated in the Democratic Republic of the Congo or any adjoining countries (collectively, the “Covered Countries”).

This Report discusses the steps we have taken to ensure that our and our suppliers’ sourcing practices are consistent with our commitment to high moral and ethical standards and our Conflict Minerals Policy (the “Policy”), which is described below.

Applicability of the Conflict Minerals Rule to Our Company

We are one of the largest global apparel companies in the world. We have over 40,000 associates operating in more than 40 countries. We manage a diversified brand portfolio, including TOMMY HILFIGER, CALVIN KLEIN, Van Heusen, IZOD, ARROW, Warner’s, Olga and Geoffrey Beene brands, as well as the digital-centric True&Co. intimates brand. We license brands from third parties, including Kenneth Cole New York, Kenneth Cole Reaction, Unlisted, a Kenneth Cole Production, MICHAEL Michael Kors, Michael Kors Collection and Chaps. Our brand portfolio also consists of various other owned, licensed and, to a lesser extent, private label brands.

We are subject to the Rule because we are a public company with securities registered pursuant to Section 12(g) of the Exchange Act. While we do not have direct manufacturing operations that use 3TG, we are required to file a Form SD because we contract to manufacture products that contain Necessary 3TG.

Our Conflict Minerals Policy

PVH has long been committed to maintaining high moral and ethical standards that reflect honesty, integrity and reliability in every situation. In furtherance thereof, and for the purposes of the Rule, PVH has adopted the Policy to encourage our suppliers to respect human rights and to avoid contributing to conflicts in the Covered Countries.

The Policy states clearly that we expect suppliers who supply to or manufacture components, parts or products for PVH that contain 3TG to:

1.
obtain those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict or human rights abuses, including sourcing 3TG only from sources that do not directly or indirectly finance or benefit armed groups in a Covered Country;

2.	implement and communicate to their employees practices and policies that are consistent with the Policy;

3.	familiarize themselves with the Rule and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”);

4.	put in place procedures for the traceability of 3TG, working with their suppliers, as appropriate;

5.	where possible, source 3TG from smelters and refiners validated as being conflict free by independent third parties;

6.	maintain reviewable business records on the source of 3TG;

7.
provide us upon request with written certifications and other information concerning the origin of 3TG included in products, components and parts supplied to us and the supplier’s compliance with the Policy generally;

8.	adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Policy;

9.	otherwise establish policies, due diligence procedures and management systems that are consistent with the Guidance; and

10.	expect their direct and indirect suppliers to adopt policies and procedures that are consistent with those contained in the Policy.
The Policy also encourages suppliers to support industry efforts to enhance traceability and responsible practices in the global minerals supply chain.

Additionally, the Policy provides that, upon learning of a violation, we may require a supplier to commit to and implement a corrective action plan within a reasonable timeframe. Finally, the Policy provides that continued failure to adhere to the Policy or refusal to address issues of concern may lead us to terminate our business relationship with the supplier.

Neither the Policy nor PVH condones a general embargo on 3TG sourced from conflict-affected and other high-risk areas; 3TG sourced from responsible suppliers, including from smelters and refiners validated as being conflict free or the equivalent by independent third parties, is permitted.

Product Scoping; Reasonable Country of Origin Inquiry Information

As required by the Rule, for 2019, we conducted a “reasonable country of origin inquiry” (“RCOI”). Our RCOI was reasonably designed to determine in good faith whether any of the 3TG in our In-scope Products originated in a Covered Country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by Step One of the Guidance, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, and the supplier engagement process contemplated by Step Two of the Guidance. These steps and the related activities are discussed below under “Due Diligence Measures.”

Our product scoping process included an internal review to determine which of our product categories contain, are likely to contain, or may contain any of the 3TG, and which active suppliers manufactured those products for our Company (“Covered Suppliers”).

To collect information for our RCOI, we sent the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to the approximately 535 Covered Suppliers identified in our internal review. We also provided these Covered Suppliers with a cover email and materials explaining the requirements of the Conflict Minerals Rule and our expectations for compliance with the Rule and our Policy. Upon request, we also provided our Covered Supplies with training materials on the Rule and our Policy. Our review of the Covered Suppliers’ responses is discussed under “Due Diligence Measures.”

We received completed CMRTs from 99% of our active Covered Suppliers. We were unable to obtain CMRTs from a small number of Covered Suppliers that were exited from our supply chain for reasons unrelated to Conflict Minerals. However, based on these discontinued Covered Suppliers’ previous CMRTs, and our strict requirement that suppliers use only nominated trim suppliers, we do not believe that products or components supplied to us by them contained 3TG originating from Covered Countries.

Pursuant to the Rule, based on the results of our RCOI, we conducted due diligence as discussed below.

Due Diligence Measures

For our 2019 due diligence, we followed the criteria set forth in the Guidance.

The Guidance provides for a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program are discussed below. The headings below conform to the headings used in the Guidance for each of the five steps of the framework.

1.	Step One; Establish strong company management systems:

a.	We maintain the Policy. We communicate the Policy internally and externally by posting it on our corporate website, PVH.com and by distributing it to all of our suppliers and licensees.

b.
We have a Conflict Minerals working group of senior associates, led by our Vice President & Associate General Counsel, Global Compliance, who work on our Conflict Minerals compliance strategy. This working group includes representatives from Legal and Sourcing. Working group members are educated on the Rule, the Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. We have provided training as recently as 2018 to our supply chain leads, to enable them to better explain our requirements to Covered Suppliers. We also use outside counsel with expertise on compliance and reporting under the Rule to assist us with our compliance efforts.

c.
We use the CMRT developed by the RMI to gather supply chain information. We maintain business records relating to our 3TG due diligence, including responses to the CMRT, findings and resulting decisions, for at least five years.

d.
Our standard supplier agreement and licensee agreement contain provisions that explain the Company’s expectations and our suppliers’ obligations under the Rule. The Policy is also attached to these agreements.

e.
We provide associates, suppliers and other interested parties with internal and external channels to report violations of the Policy. These reports can be made anonymously to the extent allowed by applicable law.

2.	Step Two; Identify and assess risk in the supply chain:

a.
Covered Suppliers were asked to provide us with information, through the completion of the CMRT, concerning the usage and source of 3TG in the products that they manufacture for us. For 2019, we sent emails to each of our approximately 535 Covered Suppliers explaining our obligations under the Rule and the Policy, and requesting that they complete the CMRT. We followed up by email with all Covered Suppliers that did not respond within a specified timeframe.

b.
We reviewed the Covered Suppliers’ completed CMRTs and followed up on any response that appeared to be inaccurate or incomplete. In each case, we requested a revised or more detailed response and continued to follow up as appropriate.

c.
We and our outside counsel with expertise in supply chain compliance separately reviewed the smelter and refiner information provided by the Covered Suppliers against the CMRT’s Smelter Look-up tab list. Smelter and refiner information was also reviewed against the lists of “conformant” and “active” smelters and refiners published by the RMI.

d.
To the extent that a smelter or refiner identified by a Covered Supplier was not listed as “active” or “conformant” by the RMI, we followed up with the Covered Supplier regarding whether the smelter or refiner was in our supply chain.  Based on the information received from the Covered Suppliers, it is inconclusive whether any of the identified smelters and refiners not listed as “active” or “conformant” processed Necessary 3TG contained in our In-scope Products. For 2019, approximately 99% of the smelters and refiners identified by our Covered Suppliers as a source of Necessary 3TG were listed as “conformant.” The remaining 1% did not exhibit any red flags that would indicate that they directly or indirectly financed or supported armed groups in a Covered Country.

3.	Step Three; Design and implement a strategy to respond to identified risks:

a.
Our Vice President & Associate General Counsel, Global Compliance reported the findings of our Conflict Minerals supply chain risk assessment to our General Counsel, Chief Supply Chain Officer and Chief Risk Officer.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	Step Four; Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain:
We and our outside counsel with expertise in supply chain compliance utilize information made available by the RMI concerning independent third-party audits of smelters and refiners to assess the compliance practices of identified smelters and refiners.

5.	Step 5; Report on supply chain due diligence:
We file a Form SD and a Conflict Minerals Report with the SEC. These filings are also available on our corporate website, PVH.com.

Product Information

We do not contract to manufacture many products that contain Necessary 3TG. Indeed, a majority of our products – consisting primarily of apparel – do not contain any 3TG at all.

Our Covered Suppliers identified a total of 161 smelters and refiners that potentially sourced 3TG for our In-Scope Products. Of these 161 smelters and refiners, 55 were tin smelters and 106 were gold refiners. As of April 13, 2020, 159 of these smelters and refiners were listed as “conformant” by the RMI (55, or 100%, of the tin smelters and 104, or 98%, of the gold refiners were listed as “conformant”). The two gold refiners that were not listed by the RMI as conformant did not exhibit any red flags that would indicate that they directly or indirectly financed or supported armed groups in a Covered Country.

The Covered Suppliers generally provided information at a company level and not a product level. As a result, we were largely unable to determine the smelters and refiners specific to the Necessary 3TG in our In-scope Products or the related country of origin, but we have no knowledge that any of the smelters or refiners source their 3TG from any of the Covered Countries.

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year that ended February 2, 2020. The information contained in our Form 10-K is not incorporated by reference into this Report or our Form SD and should not be considered part of this Report or our Form SD.

Additional Risk Mitigation Efforts

In order to mitigate further the risk that the Necessary 3TG contained in our In-scope Products benefit armed groups or criminals in conflict-affected or otherwise at-risk areas, for 2020, in addition to the due diligence explained above, we plan to:

1.	In certain cases request the completion of a CMRT as part of the exiting process of Covered Suppliers, to ensure that we receive 3TG origin information from inactive, as well as active, suppliers;

2.
Offer training on the Rule and our Policy for all Covered Suppliers that reported using 3TG in products manufactured for us in 2019, and provide training to any other supplier that requests additional instruction;

3.	Assess whether to provide additional training to select PVH supply chain personnel;

4.
Require all PVH suppliers to annually sign the Company’s new Global Supplier Agreement, which includes a representation that they (a) will not use any 3TG in any products manufactured for the Company that are derived from sources that directly or indirectly finance or benefit armed groups in the Covered Countries and (b) will adhere to our Conflict Minerals Policy and will, upon our request, annually provide us with a CMRT; and

5.	Update the PVH Conflict Minerals Policy to further support our commitment to responsible sourcing and reflect evolving 3TG compliance best practices.